Corporate Office
6717 Pointe Inverness Way, Suite 200
Fort Wayne, Indiana 46804
(260) 459-3553
(260) 969-3587 fax
www.steeldynamics.com

September 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C.  20549
Attention: Mr. Dale Welcome, Staff Accountant

RE              Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the year ended December 31, 2006, and Form 10-Q’s for the periods ended March 31, 2007 and June 30, 2007.
SEC File No. 0-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission, in the letter dated September 17, 2007 (the “Comment Letter”), with respect to the our filings on Forms 10-K and 10-Q, to.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis, page 31

1.              In future filings, please expand your discussion of the results of your operations to more fully describe and quantify the impact that changes in shipments and/or changes in selling price had on net sales from period to period.

Agreed. In future filings on Form 10-K, Registrant will expand its discussions within “Management’s Discussion and Analysis  of Financial Condition and Results of Operations” to more fully describe and quantify the impact that changes in shipments and selling price have on net sales from period to period.

2.              We note that you analyze your income statement line items on a consolidated basis.  Please revise future filings to analyze the changes in your statement of income on a segmental basis.  Please refer to Release No. 33—8350, “Interpretation — Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for guidance.

Registrant submits that its discussion of income statement line items on a consolidated basis is appropriate and within the guidelines of Release No. 33—8350, based on the fact that the only significant impact segment reporting would have would be in Registrant’s income statement line item designated as “Gross Profit”.  And, in fact, Registrant discusses the comparison of gross profit within its “Steel Operations” segment in detail.

Steel Operations comprised 97%, 96%, and 96% of Registrant’s gross profits for the years ended December 31, 2004, 2005, and 2006, respectively, and  93%, 91%, and 89% of Registrant’s net sales during the same periods.  This information was disclosed regarding net sales in Registrant’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 31 of its December 31, 2006 Form 10-K.

In future filings on Form 10-K Registrant will continue to evaluate the need for further meaningful disclosure regarding segmental income statement information.

Consolidated Balance Sheets, page 47

3.              The amount that you classify as accrued expenses is over 23% of your total current liabilities.  Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities.  Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

At December 31, 2006, Registrant’s current and total liabilities were $399,489,219 and $1,015,909,238, respectively.  No amount within this caption exceeded 5% of current liabilities.

Note 11—Segment Information, page 68

4.              In future filings, please revise your disclosure to include a reconciliation of the total segment profit or loss to your consolidated net income before income taxes, as required by paragraph 33(f) of SFAS 131.

Agreed.  In future filings on Form 10-K, Registrant will expand its segment disclosures to include a reconciliation of the total of its reportable segments’ operating income to Registrant’s consolidated income before income taxes, extraordinary items, discontinued operations, and cumulative effect of changes in accounting principles, as required by paragraph 33(f) of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 4—Subsequent Event, page 5

5.              Please supplementally tell us whether The Techs acquisition meets the 20% significance level and provide us with your analysis to support your conclusion.

Pursuant to Rule 11-01(b)(1) of Article 11 of Regulation S-X, a business combination shall be considered significant if a comparison of the most recent annual financial statements of the business to be acquired and Registrant’s most recent annual consolidated financial statements filed at, or prior to, the date of acquisition indicates that the acquired business would be a significant subsidiary.  Rule 1-02(w) defines the term “significant subsidiary” as a subsidiary which meets any of the following conditions:

1)              Registrant’s investment in and advances to the subsidiary (the business to be acquired) exceeds 20% of the total assets of Registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

2)              Registrant’s proportionate share of the assets of the subsidiary (the business to be acquired) exceeds 20% of the total assets of Registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

3)              The income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (“Test Income”) of the business to be acquired exceeds 20% of such income of Registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Based on this definition, the July 2, 2007 purchase of The Techs does not meet any of the three tests.

The purchase price of The Techs (the “investment in and advances to” the subsidiary) was approximately $373 million paid entirely in cash, inclusive of estimated transaction costs of $3 million.  Total assets of The Techs as of December 31, 2006 was $253,064,000.  The Test Income of The Techs for its most recently completed fiscal year of December 31, 2006 was $25,761,000.

Registrant’s most recently completed fiscal year is December 31, 2006, at which time its total assets and Test Income were $2,247,016,721 and $631,555,364, respectively.  Therefore, Registrant’s investment in and advances to The Techs represented 17% of Registrants total assets; Registrant’s proportionate share of assets of The Techs represented 11% of Registrant’s total assets; and The Techs Test Income represented 4% of the Registrant’s Test Income.

Accordingly, the 20% threshold test of a significant subsidiary is not met.  The business combination of Registrant and The Techs is to be accounted for by the purchase method of accounting.

In addition, Registrant acknowledges the following:

•                    Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer